EXHIBIT 2.2

SHARE SALE AND TRANSFER AGREEMENT
between
Prof. Dr. Winfried Stöcker with his address at Am Sonnenberg 9, 23627 Groß Grönau ("Prof. Dr. Stöcker") and Stöcker Vermögensverwaltungsgesellschaft mbH & Co. KG with its address at Am Sonnenberg 9, 23627 Groß Grönau, a company registered in the commercial register of the Local Court (Amtsgericht) of Lübeck, no. HRA 5340 HL ("Stöcker KG" and, collectively with Prof. Dr. Stöcker, "Seller")
and
PerkinElmer, Inc., with its address at 940 Winter Street, Waltham, Massachusetts 02451, a corporation, registered in the Commonwealth of Massachusetts, USA ("Purchaser", the Seller and the Purchaser collectively "Parties" and each a "Party").

1.	PREAMBLE

(A)
EUROIMMUN Medizinische Labordiagnostika AG with its registered business address at Seekamp 31, 23560 Lübeck, Germany, is a German stock corporation registered in the commercial register of the Local Court of Lübeck under HRB 2330 HL and is referred to as "Company". The Company has a registered share capital (Grundkapital) of EUR 6,404,000.00 which is divided in 6,404,000 registered non-par value shares (auf den Namen lautende Stückaktien) (collectively "Company Shares").

(B)	The Company holds direct and indirect participations in the companies listed in Annex (B) ("Subsidiaries", the Company and the Subsidiaries collectively "Target Group Companies" or "Target Group").

(C)
The Target Group Companies are active in the business of development, production, and distribution of test systems for the laboratory diagnosis of autoimmune and infectious diseases, allergies, and for gene analyses, including test systems for the determination of antibodies, antigens and genetic markers in patient samples (collectively "Business"). However, not every Subsidiary is active in every of the three business activities (meaning development, production and distribution).

(D)
The Seller holds 50.37 percent of the Company Shares as follows: Prof. Dr. Stöcker holds 4.06 percent of the Company Shares and Stöcker KG holds 46.31 percent of the Company Shares (collectively, "Seller Shares").

(E)
Prior to the date hereof, the Seller has entered into share transfer option agreements providing for certain terms and conditions whereby the Seller may purchase additional Company Shares from the respective shareholder for the same price per share as offered by the Purchaser to the Seller (each an "Option Agreement") in the form attached hereto as Annex (E)(1) with the other shareholders of the Company for the Company Shares represented on Annex (E)(2).

(F)
Subject to the terms and conditions of this agreement ("Agreement"), the Seller undertakes to offer an Option Agreement to all shareholders of the Company who are not currently a party to an Option Agreement. The Company Shares covered under all Option Agreements entered into with shareholders of the Company on or prior to the Closing Date (as defined in Section 5.3 below) shall be referred to as "Option Shares" and collectively with the Seller Shares "Salable Shares".

(G)	Subject to the terms and conditions of this agreement, the Seller undertakes to sell to the Purchaser and the Purchaser undertakes to purchase from the Seller all Salable Shares ("Transaction").

2.	SIGNING

2.1	As of the date hereof ("Signing Date" and the signing of this Agreement, "Signing"), the Seller:
(a)    declares that he is able to fulfil his obligations resulting from this Agreement due at the Closing Date;

(b)    declares that he either owns (Seller Shares) or has the power of disposition (Option Shares) regarding greater than 52.93 percent (52.93%) of the Company Shares;
(c)    undertakes to continue to conclude as many Option Agreements as possible regarding the remaining Company Shares (exceeding the aforementioned greater than 52.93 percent (52.93%) in his possession or under his disposition);
(d)    undertakes irrevocably to keep in effect prior to the Closing and subsequently exercise the option under all Option Agreements entered into by the Seller at the Scheduled Closing Date; and
(e)    undertakes irrevocably to sell and transfer all Salable Shares to the Purchaser at the Closing after the occurrence of the Closing Conditions.

2.2	As of the Signing Date, the Purchaser:
(a)    declares that it is able to fulfil his obligations resulting from this Agreement due at the Closing Date; and
(b)    undertakes irrevocably to buy all the Salable Shares at the Closing after the occurrence of the Closing Conditions.

3.	CLOSING CONDITIONS

3.1
The obligation of the Parties to proceed to Closing (as defined in Section 5 below) and cause the Closing Events to occur is subject to the fulfilment of the following conditions precedent (aufschiebende Bedingungen) ("Closing Conditions"):

(a)    The German Federal Cartel Office (Bundeskartellamt) has (i) notified the Seller or the Purchaser that it will not prohibit the proposed acquisition of the Company Shares, (ii) has failed to notify the Seller or the Purchaser within one month after filing of the proposed acquisition of the Company Shares in accordance with Section 39 of the German Act against Restraints on Competition (Gesetz gegen Wettbewerbsbeschränkungen – "GWB") that it has initiated a formal investigation, or (iii) has failed to issue an order pursuant to Section 40 (2) sentence 1 GWB within the time periods required pursuant to Section 40 (2) GWB.
(b)    The merger control clearance regarding the Transaction has been granted (or is deemed to be granted under other applicable merger control laws) in the People's Republic of China or the Seller and the Purchaser have agreed in writing that such merger control clearance is not necessary prior to the Closing.

3.2
Each Party shall use reasonable best efforts to ensure that the Closing Conditions will be fulfilled as soon as possible after the Signing. As soon as any Closing Condition has been fulfilled, the Seller or the Purchaser, as the case may be, shall notify the other Party thereof providing reasonable proof.

3.3
Except where required otherwise by mandatory law, the Purchaser shall prepare the filings required to satisfy the Closing Conditions (collectively "Merger Filings") and shall make all Merger Filings it can make itself under applicable law as soon as reasonable practical after the Signing. If the Company is required under mandatory law to make any Merger Filing, the Seller shall procure that the Company makes such Merger Filing based on the draft prepared and approved by the Purchaser as soon as reasonably practical after the Signing.

3.4
The Seller and the Company shall make available all support and information reasonably required by the Purchaser for the preparation of the Merger Filings. The Purchaser shall take the lead regarding the Merger Filings and shall keep the Seller reasonably informed about the status of the proceedings. No Merger Filing shall be submitted unless the content has been approved by the Purchaser. In case any competent merger control authority only clears the Transaction with conditions (Auflagen und Bedingungen), the Purchaser is entitled in its sole discretion to determine whether such conditions are acceptable. If the Purchaser accepts such conditions, the respective Closing Condition is deemed fulfilled.

3.5
In the event that any of the Closing Conditions has neither been fulfilled nor duly waived within two years after the Signing Date, the Seller or the Purchaser may withdraw (zurücktreten) from this Agreement, unless the non-fulfilment of the Closing Condition(s) occurred because of a breach of the Seller, as far as a withdrawal of the Seller is concerned, or the Purchaser, as far as a withdrawal of the Purchaser is concerned, of any of his/its obligations under this Agreement.

3.6
Any withdrawal from this Agreement under Section 3.5 must be made in writing. The withdrawal shall be deemed void if at the time when the notice is received by the other Party all relevant Closing Conditions have been fulfilled. The effect of any withdrawal from this Agreement under Section 3.5 shall be limited to eliminating the obligations of the Parties to consummate this Agreement

4.	PURCHASE PRICE
The total purchase price for 100 percent (100%) of the Company Shares is EUR 1,200,000,000 (one billion two hundred million Euros) ("Overall Price"). The purchase price for the Salable Shares equals the percentage of the Company Shares delivered to the Purchaser as Salable Shares at the Closing multiplied by the Overall Price ("Purchase Price"). For illustrative purposes only: if the Salable Shares represent 90 percent (90%) of the Company Shares, the Purchase Price shall be 90% of the Overall Price or EUR 1,080,000,000 (one billion eighty million Euros).

5.	CLOSING

5.1
The consummation of the Transaction shall take place at the offices of Hogan Lovells International LLP, Alstertor 21, 20095 Hamburg, Germany, within five (5) business days following the date on which all Closing Conditions were satisfied but in any event, not prior to the date that is sixty (60) days from the Signing Date, or at any other time or place which the Seller and the Purchaser mutually agree upon (such date "Scheduled Closing Date").

5.2
On the Scheduled Closing Date, the Parties shall initiate and thereafter complete the following actions or, with regard to Section 5.2(h) and Section 5.2(i), fulfil the conditions precedent (aufschiebende Bedingungen) (collectively "Closing Events") in the following order:

(a)    The Seller shall provide evidence of the Option Agreements entered into by Seller.
(b)    The Parties and HSBC Bank PLC ("Escrow Agent") shall execute an escrow agreement establishing an escrow account for the Purchase Price ("Escrow Account") substantially in the form of Annex 5.2(b) with such modifications as the Parties reasonably agree.
(c)    The Purchaser shall pay the Purchase Price into the Escrow Account.
(d)    Following evidence of the payment of the Purchase Price into the Escrow Account, the Seller shall exercise the options under all Option Agreements entered into by the Seller and thereby transfer all Option Shares to himself subject only to the condition precedent (unter der aufschiebenden Bedingung) of the payment of the purchase prices set forth in the Option Agreements.
(e)    The Purchaser shall instruct the Escrow Agent to make the payments set out in Annex 6.3 which shall be updated and agreed to by the Parties as of the Closing Date (in the aggregate "Third Party Amount") to fully extinguish all liens and other encumbrances on any Seller Shares.
(f)    The Seller shall hand over to the Purchaser confirmations substantially in the form of Annex 5.2(f) from the holders of all liens and other encumbrances on the Seller Shares that such liens and other encumbrances have been fully extinguished.
(g)    The Parties shall instruct the Escrow Agent to pay the Purchase Price minus EUR 100,000,000 (one hundred million Euros) ("Escrow Amount") and minus the Third Party Amount to the Seller and to the sellers of the Option Shares as set forth on Annex 5.2(g) which shall be prepared and agreed to by the Parties as of the Closing Date.

(h)    Subject to the condition precedent (unter der aufschiebenden Bedingung) of the payments set forth in Section 5.2(g), the Seller herewith sells the Salable Shares to the Purchaser including all ancillary rights (Nebenrechte) appertaining thereto, including the right to the profits (Gewinnbezugsrecht) for the current financial year of the Company as well as to profits for previous financial years of the Company which have not yet been distributed to the shareholders of the Company as of the Signing Date provided that the Company may make a dividend distribution to its shareholders for the financial year 2016 up to an amount of approximately EUR 4,000,000 (four million Euros) ("2016 Dividend Distribution").
(i)    Subject to the condition precedent (unter der aufschiebenden Bedingung) of the payments set forth in Section 5.2(g), the Seller herewith transfers (überträgt) all Salable Shares (including all ancillary rights (Nebenrechte) as described in Section 5.2(h) to the Purchaser and the Purchaser accepts such transfer. The Parties are of the opinion that the sale and transfer of the Salable Shares to the Purchaser contemplated by this Agreement does not trigger value added tax. The Seller undertakes not to opt to treat the sale and transfer of the Salable Shares as being subject to value added tax.

5.3
After all other Closing Events have been performed, the Parties shall sign a closing memorandum substantially in the form of Annex 5.3 by which the Parties confirm that the Closing has taken place and all Closing Events have occurred. The point in time when the Closing Memorandum is signed by both Parties is referred to as "Closing". The Day on which the Closing occurs is referred to as the "Closing Date".

6.	CORPORATE REPRESENTATIONS AND WARRANTIES
The Seller hereby represents and warrants to the Purchaser in the form of an independent guarantee regardless of any fault or negligence (selbstständige verschuldensunabhängige Garantie) within the meaning of Section 311 (1) German Civil Code (Bürgerliches Gesetzbuch) that the following statements (collectively "Seller's Corporate Warranties") are true and accurate as of the Signing and as of the Closing or as of any different date(s) set out in the Seller's Corporate Warranties.

6.1
The registered capital of the Company is fully paid in. All contributions on the registered capital of the Company have been made in compliance with applicable law and have not been repaid or returned, in whole or in part. There is no obligation to make any further contribution (keine Nachschusspflicht) to the Company and there are no other equity instruments of the Company such as virtual shares, warrants, options, or otherwise, issued or outstanding.

6.2	The Seller owns all Seller Shares and, after exercise of the Option Agreements, immediately prior to the Closing, the Seller owns all Salable Shares.

6.3
The Company Shares have been validly issued and, the Salable Shares, except as set out on Annex 6.3, are free and unencumbered from any third party rights, in particular any liens, mortgages, charges, pledges, calls, warrants or other encumbrances or commitments and are transferable to the Purchaser pursuant to the terms of this Agreement.

6.4	Prof. Dr. Stöcker holds 100% of the issued and outstanding capital of Stöcker KG and is authorized to bind Stöcker KG to this Agreement through his sole signature.

7.	NON-CORPORATE REPRESENTATIONS AND WARRANTIES
The Seller hereby represents and warrants to the Purchaser that the following statements (collectively "Seller's Non-Corporate Warranties") are true and accurate as of the Signing and as of the Closing or as of any different date(s) set out in the Seller's Non-Corporate Warranties. Any reference in this Section 7 to the "Best Knowledge of the Seller" means the knowledge or grossly negligent lack of knowledge of the relevant facts of any member of the managing board (Vorstand) of the Company or any managing director (Geschäftsführer) of any Subsidiary.

7.1	Financial Statements

(a)    The audited consolidated financial statements of the Target Group as well as the audited individual financial statements of the Company for the business years 2013 through 2016 copies of which are enclosed in Annex 7.1(a) (collectively "Financial Statements") (i) have been prepared in accordance with the German generally accepted accounting principles and (ii) show a true and fair view of the assets and liabilities, financial condition and results of operation (zutreffendes Bild der Vermögens-, Finanz- und Ertragslage), including of any environmental liabilities, of the Target Group Companies as of (and for the financial period up to) 31 December 2013, 31 December 2014, 31 December 2015 and 31 December 2016, respectively. Sufficient provisions have been included and appropriate value adjustments have been made in the Financial Statements for all risks and uncertainties.
(b)    Except for liabilities and obligations incurred in the Ordinary Course, since 1 January 2017 no Target Group Company has incurred or agreed to assume or incur any liability or obligation (whether direct, indirect, accrued or contingent). "Ordinary Course" means any action or inaction of the Target Group Companies which is consistent with past practices (including with respect to quantity and frequency) and is taken in the ordinary course of the Business.

7.2	Assets
The Target Group Companies have good title to or, in the case of leased or in-licensed assets, valid leasehold interests or licenses for, all assets (whether real, personal, tangible or intangible) reflected in the Financial Statements, except for assets disposed of since 31 December 2016 in the Ordinary Course.

7.3	Taxes
(a)    The Target Group Companies have duly and timely filed all tax returns, given all material notices and supplied all other material information required to be supplied to any relevant tax authority and have properly maintained all material records required to be maintained for tax purposes under applicable law (e.g. transfer pricing documentation).
(b)    All such information was and remained complete, correct and accurate in all material respects and all such tax returns and notices were and remain complete and accurate in all material respects and are based on correct facts and assumptions and comply with all material legal provisions and are not the subject of any material dispute or likely to become the subject of any material dispute with any tax authority.
(c)    All taxes which were due and payable by the Target Group Companies have been timely paid, irrespective of whether they are expressly declared or not.

7.4	Permits, Compliance with Laws
(a)    To the Best Knowledge of the Seller, the Target Group Companies hold all valid permits, licenses, authorisations (public and private), registrations, qualifications and consents which are required under applicable public laws (nach öffentlichem Recht) in order to conduct the Business substantially in the same manner as conducted at the Signing (collectively "Permits").
(b)    To the Best Knowledge of the Seller, in order to conduct the Business substantially in the same manner as conducted at the signing, (A) the Target Group Companies conduct the Business in compliance with all Permits and (B) the Target Group Companies and the Business are, and have been, in compliance with all material (i) applicable laws, (ii) orders, decrees, rulings, decisions or restrictions imposed by any court, administrative authority, notified body or other public authority, and (iii) applicable European harmonized and international standards.

7.5	Litigation and Product Liability
(a)    No Target Group Company is involved in any material lawsuit, arbitration, administrative or other proceedings pending or threatened by or against it before any state court, arbitration tribunal or Public Authority or any material dispute with any customer or supplier. To the Best Knowledge of the Seller, no circumstances exist which are likely to give rise to any such proceedings against any Target Group Company.

For purposes of this Section 7.5(a), "material" shall mean any proceeding or claim that is reasonably likely to result in a loss to the Target Group of at least EUR 12,000,000 (twelve million Euros).
(b)    To the Best Knowledge of the Seller, no governmental or official investigation or inquiry concerning any Target Group Company is in progress or pending and, no circumstances exist which are likely to give rise to any such investigation or inquiry.
(c)    To the Best Knowledge of the Seller there are no pending product liability claims with the exception of the pending product liability claim described in Annex 7.5(c) or facts giving rise to foresee any product liability of any Target Group Company or any obligation to recall any product.

7.6	Conduct of Business and Disclosure
(a)    During the period between 1 January 2017 and the Signing, the Business has been operated in the Ordinary Course and without any material alteration in the nature, scope or manner.
(b)    All information provided in connection with this Transaction to the Purchaser and its advisors listed on Annex 7.6(b) is accurate in all material respects, is not materially misleading and does not omit anything material relating to the Target Group Companies or the Business which the Purchaser should be aware of in order to be able to evaluate such information.
(c)    To the Best Knowledge of the Seller no facts or circumstances exist which in the future could have a materially adverse effect on the Target Group taken as a whole except for general developments of the economy or the market.

8.	REMEDIES

8.1
In the event of a breach of any Seller's Corporate Warranty, the Seller is liable to the Purchaser for monetary damages. The liability of the Seller under the foregoing sentence is capped at the portion of the Purchase Price relating to the Seller Shares (50.37 percent of the Overall Price). In addition, subject to the condition precedent (unter der aufschiebenden Bedingung) of the payments set forth in Section 5.2(g), the Seller herewith assigns to the Purchaser all warranty claims under the Option Agreements.

8.2
If within two years after the Closing Date (the “Escrow Period”) the Purchaser identifies any breach of any of Seller's Non-Corporate Warranties, the Purchaser shall notify the Seller of any such breach (such notification "Breach Notification").

(a)    Following the receipt of a Breach Notification, the Seller and the Purchaser shall meet to discuss in good faith the breach set forth in the Breach Notification and the resulting impact on the Business and determine a fair and reasonable solution to address the situation.
(b)    If the Purchaser and the Seller cannot reach such agreement, a fair and reasonable compensation of the Purchaser shall be determined by an arbitral panel in accordance with Section 11.3.
(c)    Any liability of the Seller pursuant to this Section 8.2 shall exclusively be settled through a payment from the Escrow Account and shall be capped at the Escrow Amount.

8.3
At the end of the Escrow Period, the Parties shall jointly instruct the Escrow Agent to return all or any remaining portion of the Escrow Amount to the Seller. If, however, any Breach Notification is provided prior to the end of the Escrow Period and not finally settled by such date pursuant to Section 8.2, the Parties shall instruct the Escrow Agent to continue to hold in the Escrow Account the reasonably claimed value of the impact identified in the Breach Notification until any liability thereunder is finally determined as provided in Section 8.2. For purposes of clarity, even if the Escrow Agent continues holding a portion of the Escrow Amount following the end of the Escrow Period, the Buyer may not provide the Seller with any new Breach Notifications following the end of the Escrow Period.

9.	GENERAL LIABILITY CLAUSE

Following the Closing, except as provided in Section 8.1 of this Agreement or in connection with any breach of Section 10.1 of this Agreement, any liability of the Seller arising out of or in connection with this Agreement is limited to the Escrow Period and the Escrow Amount.

10.	BUSINESS BETWEEN SIGNING AND CLOSING

10.1
The Seller shall, except as otherwise approved by the Purchaser in writing, procure that between Signing and Closing the Target Group Companies are operated in the Ordinary Course, in accordance with applicable laws and in a reasonable and prudent manner and shall not take any of the following actions:

(a)    With regards to the Target Group Companies and without any obligation to control the activities of holders of Company Shares other than the Seller: (i) adopt or permit the adoption of any shareholder resolution regarding the liquidation of any Target Group Company or the formation of any new entity as subsidiary; (ii) change the articles of association of any Target Group Company; (iii) issue any new shares in or redeem any shares of any Target Group Company; (iv) declare or pay any dividends or other distributions other than the 2016 Dividend Distribution; (v) sell, transfer, create any lien on or otherwise dispose of any Company Shares; or (vi) grant any options, virtual option rights, warrants, pre-emptive rights, rights of first refusal or other rights to purchase or obtain any of the Company Shares or any shares in any Target Group Company;
(b)    With regards to the employees of the Target Group Companies: (i) implement or announce any group termination of employees; (ii) other than in the Ordinary Course, including annual salary increases and similar actions in keeping with past practice, increase the compensation of its officers, employees or agents or their benefits under any bonus, insurance, pension or other benefit plan, arrangement or agreement; or (iii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any division director reporting to the Company's members of the board;
(c)    With regards to agreements and payments: (i) enter into, modify, amend or terminate any agreement material to the Business; (ii) waive any claim of any Target Group Company; (iii) sell, transfer, license, create or discharges any lien on, or otherwise disposes of, or agree to sell, transfer, license or otherwise dispose of, any material asset used in the conduct of the Business; (iv) directly or indirectly acquire or invest in any business or material asset involving the payment of more than EUR 1,000,000 (one million Euros); or (v) borrow any amount or incur any indebtedness or incurs any contingent liability as guarantor or otherwise with respect to the obligations of others of more than EUR 1,000,000 (one million Euros).

11.	MISCELLANEOUS

11.1
Should individual terms of this Agreement be or become invalid or unenforceable or should this Agreement contain gaps, this shall not affect the validity of the remaining terms of this Agreement. In place of the invalid, unenforceable or missing term, such valid term which the Parties would reasonably have agreed, had they been aware at the conclusion of this Agreement that the relevant term was invalid, unenforceable or missing, shall be deemed to have been agreed.

11.2
This Agreement shall be governed by the laws of the Federal Republic of Germany, excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG) without regard to the conflicts of laws provisions thereof.

11.3
All disputes under or in connection with this Agreement or its validity shall be finally settled according to the arbitration rules of the German Institution of Arbitration e.V. (Deutsche Institution für Schiedsgerichtsbarkeit) without recourse to the ordinary courts of law. The arbitral tribunal shall consist of three arbitrators, appointed in accordance with the abovementioned arbitration rules. The language of the arbitral proceedings shall be English. The place of arbitration shall be Hamburg, Germany.

11.4	At any time prior to the Closing, Purchaser may assign this Agreement as well as Purchaser’s rights, obligations and liabilities hereunder to a wholly owned subsidiary of the Purchaser.

11.5
All Annexes attached hereto form an integral part of this Agreement and any amendment or supplementation of this Agreement, including of this provision, shall be valid only if made in writing, except where a stricter form (e.g. notarization) is required under applicable law.

11.6
Each Party shall bear the costs and fees of its own advisors, in particular the costs and fees of its legal advisors. The costs of the Merger Filings, notary fees, and of any real estate transfer Tax triggered by the Transaction shall be borne by the Purchaser. Change of control payments due to third parties under credit commitments by any Target Group Company shall remain the obligation of such Target Group Company following the Closing.

[Signature page to follow]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of June 16, 2017.

PERKINELMER, INC.

By: /s/ Robert F. Friel
Name: Robert F. Friel
Title: Chairman, Chief Executive Officer and President

STÖCKER VERMÖGENSVERWALTUNGSGESELLSCHAFT MBH & CO. KG

By:/s/ Prof. Dr. Winfried Stöcker
Name: Prof. Dr. Winfried Stöcker
Title: Sole Shareholder

PROF. DR. WINFRIED STÖCKER

By:/s/ Prof. Dr. Winfried Stöcker